Filed by Washington Group International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed under the Securities Exchange Act of 1934
Subject Company: Washington Group International, Inc.
Commission File No. 001-12054
Date: October 22, 2007

October 22, 2007

To the Stockholders of Washington Group International:

We encourage you to vote now “FOR” the proposed merger with URS Corporation so that your votes can be counted at the Washington Group Special Meeting of Stockholders that is scheduled to be held on October 30, 2007. At the Special Meeting, stockholders will consider a proposal to adopt the merger agreement providing for URS to acquire Washington Group in a merger transaction in which Washington Group stockholders would receive $43.80 in cash and 0.772 shares of URS common stock for each Washington Group share, with an aggregate value of $88.65 per Washington Group share based upon the October 19, 2007, closing price for URS common stock. Your Board of Directors unanimously recommends that all of our stockholders vote “FOR” the adoption of the merger agreement.

Please consider these factors in deciding how you will vote:

•
Unique strategic fit: Your Board believes that the combination of Washington Group and URS represents a unique opportunity to create a single-source provider that can offer a full life cycle of planning, engineering, construction, environmental management, and operations and maintenance services. The combined company will have leadership positions in key growth markets, global scale, a broad set of service capabilities, a diverse business portfolio and a strong financial position. This combination would also provide Washington Group stockholders with a more diversified company that would be better positioned to insulate stockholders from industry downturns.

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Superior value: At announcement, the merger consideration represented a 14% premium to the undisturbed trading price of Washington Group on May 25, 2007. As of October 19, 2007, the merger consideration represents a 27% premium to the undisturbed preannouncement trading price. The P/E multiple implied by the merger consideration exceeds the company's historical P/E multiples and the transaction EBITDA multiple represents the second-highest EBITDA multiple that would ever have been paid in the Engineering & Construction sector.

•
Continued and significant equity participation: Washington Group stockholders would be able to participate meaningfully in the long-term benefits and growth prospects of the combined company through their approximately 32% equity ownership in it. Your Board believes that the combined company is capable of creating more stockholder value than Washington Group could achieve on its own.

•
Extensive, independent, and robust process: Before entering into the merger agreement, your Board conducted extensive arms-length negotiations with URS over a period of approximately five months. During that time, URS increased its offer by approximately 18% from its initial offer. In these negotiations, your Board required that there be a low “break-up fee” so as not to preclude proposals for alternative transactions. Almost five months have passed, and no proposals for alternative transactions have emerged. Additionally, prior to the execution of the merger agreement with URS, your Board conducted multiple discussions with other potentially interested parties that ultimately did not result in any transaction.

•
Endorsements from leading proxy advisors: Recently, three prominent independent proxy advisory firms -- Glass Lewis, Proxy Governance and Egan-Jones* -- affirmed the Board’s unanimous recommendation that stockholders vote “FOR” adoption of the merger agreement. In issuing their recommendations, the firms cited the merger’s strategic logic, the value to be provided to Washington Group stockholders, and the process that your Board conducted before entering into the merger agreement. One other prominent independent proxy advisory firm - Institutional Shareholder Services* - has recommended a vote against adoption of the merger agreement.

In recommending the proposed merger transaction with URS, your Board of Directors is focusing on what it believes to be in the best interests of all Washington Group stockholders. This transaction, which is fully financed and has no financing contingency, provides Washington Group stockholders with immediate cash, the benefits of a more efficiently leveraged balance sheet, and substantial ownership in an exciting company with significant long-term growth potential.

Since approval of the merger requires the affirmative vote of the holders of at least a majority of the outstanding shares of Washington Group common stock, your vote is important, no matter how many shares you own. Not voting has the same effect as voting against the proposed merger.

If you have not already done so, please vote your shares by marking, signing, and dating the enclosed proxy card and returning it in the envelope provided. You may also vote your shares by telephone or via the Internet by following the instructions provided on your proxy card. Additional information regarding the proposed merger transaction can be found in the joint proxy statement/prospectus dated September 28, 2007.

Stockholders who have questions about the merger or need assistance in submitting their proxies or voting their shares should contact Washington Group’s proxy solicitor, MacKenzie Partners, Inc., by calling 800-322-2885 (toll-free) or 212-929-5500 (collect) or via e-mail to proxy@mackenziepartners.com.

We urge you to vote “FOR” adoption of the merger agreement today.

Thank you for your continued interest in the company.

Very truly yours,

Stephen G. Hanks
President and Chief Executive Officer
Washington Group International

*Permission to cite the recommendations of Glass Lewis, Proxy Governance, Egan-Jones, and Institutional Shareholder Services was neither sought nor obtained.

About the Company
Washington Group International (NYSE: WNG) provides the talent, innovation, and proven performance to deliver integrated engineering, construction, and management solutions for businesses and governments worldwide. Headquartered in Boise, Idaho, with approximately $4 billion in annual revenue, the company has approximately 25,000 people at work around the world providing solutions in power, environmental management, defense, oil and gas processing, mining, industrial facilities, transportation and water resources. For more information, visit www.wgint.com.

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Forward-Looking Statements
This news release, including the open letter to stockholders, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, which are identified by the use of forward-looking terminology such as may, will, could, should, expect, anticipate, intend, plan, estimate, or continue or the negative thereof or other variations thereof. Each forward-looking statement, including, without limitation, any financial guidance, speaks only as of the date on which it is made, and Washington Group undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances. The forward-looking statements are necessarily based on assumptions and estimates of management and are inherently subject to various risks and uncertainties. Actual results may vary materially as a result of changes or developments in social, economic, business, market, legal, and regulatory circumstances or conditions, both domestically and globally, as well as due to actions by customers, clients, suppliers, business partners, or government bodies. Performance is subject to numerous factors, including demand for new power generation and for modification of existing power facilities, public sector funding, demand for extractive resources, capital spending plans of customers, and spending levels and priorities of the U.S., state and other governments. Results may also vary as a result of difficulties or delays experienced in the execution of contracts or implementation of strategic initiatives. Results may also be impacted by costs relating to the proposed merger transaction with URS Corporation and the timing of such merger transaction if it is approved by both companies’ stockholders. For additional risks and uncertainties impacting the forward-looking statements contained in this news release, please see "Note Regarding Forward-Looking Information" and "Item 1A. Risk Factors" in Washington Group's annual report on Form 10-K for fiscal year 2006.

Additional Information and Where to Find It
In connection with the proposed transaction, URS and Washington Group International filed a definitive joint proxy statement/prospectus and other materials with the Securities and Exchange Commission (the “SEC”), and URS filed a registration statement on Form S-4. Investors and security holders are urged to read the definitive joint proxy statement/prospectus, the registration statement on Form S-4, documents incorporated by reference in the definitive joint proxy statement/prospectus, and the other materials filed with the SEC as they contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s Web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877-877-8970. Investors and security holders may obtain free copies of the documents filed with the SEC by Washington Group by contacting Washington Group Investor Relations at 866-964-4636. In addition, you may also find information about the merger transaction at www.urs-wng.com. URS, Washington Group and their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of URS and Washington Group in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction is included in definitive joint proxy statement/prospectus described above. Additional information regarding the directors and executive officers of URS is also included in URS’ proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2007. Additional information regarding the directors and executive officers of Washington Group is also included in Washington Group’s proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2007, as amended. These documents are available free of charge at the SEC’s Web site at www.sec.gov and from Investor Relations at URS and Washington Group as described above.

CONTACTS:

Investors:
Washington Group International Executive Vice President & Chief Financial Officer
George Juetten, 208-386-5698
Or
MacKenzie Partners, Inc.
Dan Burch or Larry Dennedy, 212-929-5239

Media:
Washington Group International Vice President of Corporate Communications
Laurie Spiegelberg, 208-386-5255
Or
Kekst & Co.
Adam Weiner, 212-521-4800